Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 1 DATED FEBRUARY 21, 2007

TO THE PROSPECTUS DATED FEBRUARY 16, 2007

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 1 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated February 16, 2007. Capitalized terms used in this supplement have the same meaning as in our prospectus unless otherwise defined herein.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Prospective Property Acquisition

On December 8, 2006, the DCT Joint Venture entered into a contribution agreement to acquire Southfield Parkway (“Southfield”) from DCT whereby DCT would retain, through DCT’s interest in the DCT Joint Venture, a 10% interest in Southfield and we would, through our interest in the DCT Joint Venture, acquire the remaining 90% interest. The DCT Joint Venture anticipates the closing of Southfield to occur by the end of February 2007 for a total investment of approximately $6.5 million (which excludes an acquisition fee of approximately $117,000 million paid to our Advisor), which is anticipated to be paid for through a combination of (i) an equity contribution from us to the DCT Joint Venture using proceeds from our public equity offering and available cash and (ii) an equity contribution from DCT to the DCT Joint Venture.

The closing of this acquisition is subject to a number of conditions, including satisfactory completion of due diligence by us, and there can be no guarantee that the acquisition of Southfield will be consummated per the above terms or at all.